Exhibit 2.2

PLAN OF COMPLETE LIQUIDATION

AND DISSOLUTION

OF

HOME LOAN SERVICING SOLUTIONS, LTD.
The following Plan of Complete Liquidation and Dissolution (the “Plan”) of Home Loan Servicing Solutions, Ltd. (the “Company”), a Cayman Islands exempted company that is treated as a corporation for U.S. federal income tax purposes, shall be effective ( the “Effective Date”) upon its adoption by the board of directors of the Company (the “Board of Directors”):
The Company will preserve and realize (through sales and otherwise, directly or indirectly) the values of its properties and will proceed toward the winding up of its affairs and the distribution of its assets in one or a series of distributions in accordance with the Plan.
The Company will sell substantially all of its assets pursuant to the Share and Asset Purchase Agreement substantially in the form attached hereto as Schedule A (the “Purchase Agreement”), dated as of April 6, 2015 by and between the Company, New Residential Investment Corp. (“NRZ”), HLSS MSR-EBO Acquisitions LLC (“HLSS MSR-EBO Acquisitions LLC”) and HLSS Advances Acquisition Corp. (“HLSS Advances Acquisition Corp.”) in exchange for cash and newly issued shares of common stock of NRZ (the “NRZ Stock”). Promptly following the receipt of the NRZ Stock pursuant to the Purchase Agreement, the Company will seek to dispose of the NRZ Stock in an offering registered under the Securities Act of 1933, as amended. HLSS Advances Acquisition Corp. will assume all liabilities of the Company other than the Excluded Liabilities (as such term is defined in the Purchase Agreement).
Concurrently with the closing of the transactions contemplated by the Purchase Agreement, the Company will enter into (x) the Agreement and Plan of Merger substantially in the form attached hereto as Schedule B (the “Merger Agreement”), by and between the Company, NRZ and Hexagon Merger Sub, Ltd. (“Merger Sub”) that contemplates that, subject to obtaining shareholder approval, the Company will merge with and into Merger Sub pursuant to which the separate corporate existence of the Company shall cease (the “Merger”), (y) the Services Agreement substantially in the form attached hereto as Schedule C (the “Services Agreement”) pursuant to which NRZ will provide services to the Company in furtherance of this Plan prior to the Merger and (z) the Registration Rights Agreement substantially in the form attached hereto as Schedule D (the “Registration Rights Agreement”) pursuant to which the Company will have certain registration rights with respect to the NRZ Stock received pursuant to the Purchase Agreement (see paragraph 2 above).

Promptly following the closing of the transactions contemplated by the Purchase Agreement, the Company will pay all liabilities of the Company that are then due and owing and make a liquidating distribution to the shareholders of the Company consisting of (i) the cash received pursuant to the Purchase Agreement and the net proceeds from the sale of the NRZ Stock, less (ii) amounts used to pay the liabilities of the Company and less a reserve in the amount of $50 million (the “Cash Reserve”) that will be held by the Company at the discretion of the Board of Directors to ensure that the Company will be able to meet known and unknown liabilities up to the date of the consummation of the Merger or, if the Merger is not consummated, the date of the final liquidating distribution after settlement of the Liabilities (defined below) and to ensure that the Company has available resources in the event that it is necessary to enforce against third parties any contractual or other rights of the Company or its officers or directors.
The Company intends that the transactions contemplated by this Plan shall constitute a complete liquidation of the Company within the meaning of Section 331 of the Internal Revenue Code of 1986, as amended (the “Code”) and this Plan shall constitute a “plan of liquidation” for such purposes.
All known or ascertainable debts, liabilities and obligations (the “Liabilities”) of the Company shall be paid or provided for before any distribution of assets of the Company. In particular, it is anticipated that the Company will remain responsible for all Post-Closing Liabilities (as defined in the Purchase Agreement) up to the earlier of (x) the consummation of the Merger, and (y) the completion of the winding-up of the Company in accordance with the Companies Law of the Cayman Islands (the “Winding-Up”).
As promptly as practicable after the payment or provision for the Liabilities, all assets of the Company, less the Cash Reserve retained to pay the Post-Closing Liabilities, shall be distributed to the shareholders of the Company in accordance with the terms of the Plan, as determined by the Board of Directors, or any duly-authorized delegee, in its sole discretion.
In the event the Merger is not consummated and the Merger Agreement has been terminated in accordance with Section 8.01 thereof, at such time as the Board of Directors or any duly-authorized delegee may determine that all Liabilities of the Company whatsoever have been paid or otherwise provided for and that there is no further need for the retention of any assets to pay the Liabilities, the Board of Directors or any duly-authorized delegee may authorize the distribution of cash or other assets remaining to the shareholders of the Company in conjunction with the completion of the Winding-Up. The liquidator of the Company or any duly-authorized delegee may authorize the distribution of cash and other remaining assets to a liquidating trust on behalf of the shareholders of the Company. Upon completion of the Winding-Up, in accordance with the Companies law of the Cayman Islands, the corporate existence of the Company will cease and all of the stock of the Company will be cancelled.

Within thirty (30) days after the Effective Date, the officers of the Company shall file a United States Treasury Form 966 (attaching a certified copy of this Plan), pursuant to Section 6043 of the Code, and otherwise comply with applicable law governing the complete liquidation of the Company.
From and after the Effective Date, the Company shall cease all business activities and not engage in any new business activities other than such activities that the Board of Directors or any duly-authorized delegee may consider necessary or appropriate to enforce against third parties any contractual or other rights of the Company or its officers and directors and carry out the provisions of the Plan in anticipation of the formal winding up and dissolution of the Company.

IN WITNESS WHEREOF, the undersigned have executed this Plan of Complete Liquidation and Dissolution as of this _____ day of __________, 2015.

Home Loan Servicing Solutions, Ltd.
By:
Name:
Title:

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